U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON  D.C.  20549


                             FORM 12b-25

                      SEC FILE NUMBER:  0-30794

                      CUSIP NUMBER:  45818C 10 0

                      NOTIFICATION OF LATE FILING

                             (CHECK ONE)

                           [   ]     FORM 10-K
                           [   ]     FORM 10-KSB
                           [   ]     FORM 11-K
                           [   ]     FORM 20-F
                           [   ]     FORM 10-Q
                           [ X ]     FORM 10-QSB
                           [   ]     FORM N-SAR

  For the Period Ended:  January 31, 2005
                         ----------------------------------------------------

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  ===========================================================================
  Part I - Registrant Information
  ===========================================================================

  Integrated Performance Systems Inc.
  ---------------------------------------------------------------------------
  Full Name of Registrant

  Not applicable
  ---------------------------------------------------------------------------
  Former Name if Applicable

  901 Hensley Lane
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  Address of Principal Executive Office (street and number)

  Wylie, Texas   75098
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  City, State and Zip Code

  ===========================================================================
  Part II - Rules 12b-25 (b) and (c)
  ===========================================================================

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  [ X ] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  [ X ] (c)  The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

  ===========================================================================
  Part III - Narrative
  ===========================================================================

  State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, or N-SAR or portion thereof, could not be filed within the prescribed time period.

       On November 24, 2004, the Registrant entered into a merger transaction with Best Circuit Boards, Inc. ("Best"). The transaction will be accounted for as a purchase transaction, with Best as the acquirer. Due to the complexity of the transaction, management has not completed the allocation of the purchase price and other related accounting matters.

  ===========================================================================
  Part IV - Other Information
  ===========================================================================

  (1) Name and telephone number of person to contact in regard to this notification.

  Name:     Brad J. Peters

  Area code and phone number:  (972) 771-1930

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

  [ X ]     yes
  [   ]     no

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

  [ X ]     yes
  [   ]     no

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

      The Registrant completed a merger during the period with Best Circuit Boards, Inc. dba Lone Star Circuits ("LSC") that resulted in more than 50% change in Registrant's voting control. LSC was therefore determined to be the accounting acquirer. In connection with the merger, our Board of Directors changed our fiscal year end from November 30 to July 31, to conform to the fiscal year end of LSC. Audited financials of LSC and pro forma financial information were reported in a Form 8-K/A filed on February 7, 2005. Hereafter, we will file quarterly and annual reports of the combined entities based on the new fiscal year.

      As a result of the foregoing, the Registrant's current earnings statements may reflect significant changes in results of operations from a corresponding period for the last fiscal year, however, because the reporting periods have changed, there is no corresponding period for the last fiscal year that readily matches the current period.


  Integrated Performance Systems Inc.
  -------------------------------------
  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  DATE:  March 17, 2005                   BY: /s/ Brad J. Peters
                                          --------------------------
                                          Brad J. Peters
                                          Vice President and Chief
                                          Financial Officer